November 27, 2006

Room 4561

Mr. Kevin G. Gregory
Senior Vice President and
Chief Financial Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

> **Re:** **Pomeroy IT Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended January 5, 2006**
> **Filed April 17, 2006**
> **File No. 000-20022**

Dear Mr. Gregory:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant